Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares (as defined below). The Tender Offer (as defined below) is made solely by the Offer to Purchase, dated September 28, 2016, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Tender Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. If the Company (as defined below) becomes aware of any such jurisdiction where the making of the Tender Offer or the acceptance of shares pursuant to the Tender Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Tender Offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such jurisdiction.

Notice of Offer to Purchase for Cash
by

Professional Diversity Network, Inc.
of
Up to 312,500 Shares of its Common Stock
At a Purchase Price of $9.60 Per Share

Professional Diversity Network, Inc., a Delaware corporation (the “Company”), is offering to purchase up to 312,500 shares of its common stock, par value $0.01 per share, at a price of $9.60 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal, which together, as they may be amended and supplemented from time to time, constitute the “Tender Offer.” Unless the context otherwise requires, all references to “shares” refers to the shares of common stock, par value $0.01 per share, of the Company. The number of shares and price per share described in this offer to purchase reflect the effect of a 1-for-8 reverse stock split, which became effective on September 27, 2016.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 10:00 A.M., NEW YORK CITY TIME, ON OCTOBER 27, 2016, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Tender Offer is subject to several conditions set forth in the Offer to Purchase.  The Tender Offer is not conditioned upon any minimum number of shares being tendered.

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER THE COMPANY, ITS BOARD OF DIRECTORS NOR THE DEPOSITARY MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY SHARES. STOCKHOLDERS SHOULD CAREFULLY EVALUATE ALL INFORMATION IN THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, SHOULD CONSULT WITH THEIR OWN FINANCIAL AND TAX ADVISORS, AND SHOULD MAKE THEIR OWN DECISIONS ABOUT WHETHER TO TENDER SHARES, AND, IF SO, HOW MANY SHARES TO TENDER.

The Company is conducting the Tender Offer to provide liquidity to its stockholders by allowing them to receive a purchase price for their shares, on a pro rata basis, equal to the same purchase price at which Cosmic Forward Limited (“CFL”) is purchasing shares from the Company. Under the Purchase Agreement by and between the Company and CFL dated August 12, 2016 (the “Purchase Agreement”), the Company has agreed to issue and sell to CFL at a price of $9.60 per share a number of shares of the Company’s common stock such that, after giving effect to the consummation of the transactions contemplated by the Purchase Agreement, including the Tender Offer, CFL will beneficially own 51% of the Company’s then outstanding shares of common stock, on a fully diluted basis.

Following the consummation of the transactions contemplated by the Purchase Agreement, including the Tender Offer, the Company’s existing stockholders will own 49% of the Company’s then outstanding shares of common stock, on a fully diluted basis. If the Tender Offer is consummated, stockholders that do not tender their shares will realize a proportionate increase in their relative ownership interest in the 49% of the Company’s outstanding shares of common stock the Company’s existing stockholders will own after the transactions contemplated by the Purchase Agreement.

Upon the terms and subject to the conditions of the Tender Offer, the Company will purchase 312,500 shares, or such fewer number of shares as are properly tendered and not properly withdrawn, before the scheduled expiration date of the Tender Offer, at a price of $9.60 per share, net to the seller in cash, less any applicable withholding taxes and without interest. If greater than 312,500 shares have been properly tendered and not properly withdrawn prior to the expiration date, the Company will purchase shares properly tendered and not properly withdrawn prior to the expiration date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, until the Company has purchased 312,500 shares.

All shares tendered and not purchased pursuant to the Tender Offer, including shares not purchased because of proration, will be returned at the Company’s expense promptly after the expiration date. Subject to the mutual agreement of CFL and the Company, the Company expressly reserves the right at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 of the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Tender Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date.

Shares tendered pursuant to the Tender Offer may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by the Company pursuant to the Tender Offer, also may be withdrawn at any time after November 25, 2016. Stockholders who tendered their shares by giving instructions to a bank, broker, dealer, trust company or other nominee must instruct that person to arrange for the withdrawal of their shares.

For a withdrawal to be effective, a written or facsimile notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the share certificates, the tendering stockholder also must submit the serial numbers shown on the share certificates for those shares to be withdrawn to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless the shares have been tendered for the account of an Eligible Institution. If shares have been tendered under the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedure.

For purposes of the Tender Offer, the Company will be deemed to have accepted for payment, and therefore purchased shares, that are properly tendered and not properly withdrawn, subject to the proration provision of the Tender Offer, only when, as and if it gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the Tender Offer.

In all cases, payment for shares tendered and accepted for payment pursuant to the Tender Offer will be made only after timely receipt by the Depositary of share certificates or a timely confirmation of the book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility, a properly completed and duly executed Letter of Transmittal, or manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an agent’s message, in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

Stockholders desiring to tender shares under the Tender Offer must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by the Company, in its sole discretion, and the Company’s determination will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters. The Company reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which the Company determines may be unlawful. None of the Company, the Depositary, or any other person will be obligated to give notice of any defects or irregularities in any tender, nor will any of them incur any liability for failure to give this notice.

If you are a U.S. Holder (as defined in the Offer to Purchase), the receipt of cash from the Company for your shares will be a taxable event for United States federal income tax purposes either as (1) a sale or exchange eligible for gain or loss treatment or (2) a distribution in respect of stock from the Company. If you are a Non-U.S. Holder (as defined in the Offer to Purchase), you generally will be subject to United States federal income tax withholding at a rate of 30% on the gross payments made pursuant to the Tender Offer, subject to reduction by applicable treaty or exemption from income that is effectively connected with your conduct of trade or business within the United States, as evidenced by forms that you furnish to the Depositary (or other applicable withholding agent). Stockholders are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 12, for additional information regarding the United States federal income tax consequences of participating in the Tender Offer and should consult their tax advisors.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Tender Offer.

Requests for copies of the Offer to Purchase, the related Letter of Transmittal or the other tender offer materials may be directed to the Depositary at the telephone number and address set forth below.  Such copies will be furnished promptly at the Company’s expense.  Questions or requests for assistance may be directed to the Depositary at the telephone number and address set forth below.  Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer. To confirm delivery of shares, stockholders are directed to contact the Depositary.

The Depositary for the Tender Offer is:

If delivering by mail, hand, express mail, courier,
or other expedited service:
Continental Stock Transfer & Trust Company, Inc.
17 Battery Place, 8th Floor
New York, NY 10004
Call: (917) 262-2378
Email: reorg@continentalstock.com

September 28, 2016